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                              October 5, 2022

       Stone Douglass
       Chief Executive Officer
       GeoSolar Technologies, Inc.
       1400 16th Street, Ste 400
       Denver, Colorado 80202

                                                        Re: GeoSolar
Technologies, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed September 19,
2022
                                                            File No. 024-11859

       Dear Stone Douglass:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

       Use of Proceeds, page 9

   1. You indicate that the offering will be conducted on a "best-efforts" basis and that holders of your convertible
notes may convert the outstanding principal amount of the notes, plus any accrued and unpaid
interest, into the shares of common stock being offered in this offering. Please revise
your disclosures to discuss how the amount
                                                        and use of proceeds
will be affected if holders elect to convert the notes at various amounts, which appears
to reduce the maximum amount of shares that may be sold for
                                                        $1.00 per share.
       Exhibits

   2. Please file an updated independent auditor consent as an exhibit to your offering
 Stone Douglass
FirstName  LastNameStone
GeoSolar Technologies, Inc.Douglass
Comapany
October    NameGeoSolar Technologies, Inc.
        5, 2022
October
Page 2 5, 2022 Page 2
FirstName LastName
         statement.
General

3.       We note that you indicate Rialto Markets, LLC is acting as the broker-dealer in
         connection with the offering and will receive a commission of 2% on the sale of the common stock offered by the offering statement. Please provide us with your analysis as to why Rialto is not acting as an underwriter in connection with the offering. As part of
         your analysis, discuss the company   s relationship with Rialto,
including the activities of
         Rialto in designing the proposed offering, the role it has taken or expects to take in the preparation of the offering circular and its role or participation in the offer of the securities, including the identification of potential offerees. Explain when and how the exact payments owed to participating broker-dealers will be made. Tell us whether
         FINRA will evaluate the compensation to be paid to member broker-dealer firms and the status of its evaluation in that respect. If FINRA is not required to evaluate the compensation to be paid to its members in this transaction, please tell us the basis of this conclusion.

4.       We note your disclosure on page 11 that the company will pay selected dealers a
         commission of 5% of the amount sold by such dealers. Please identify any broker-
         dealer selling shares of common stock in the offering statement or tell us why you are not required to do so.
5. We note that you are seeking to offer the shares of common stock underlying your outstanding convertible notes. Please revise throughout the offering statement to provide the disclosures required by Item 14(c) of Form 1-A.
6. We note that the company (i) is offering 10 million shares of common stock at a fixed price of $1.00 per share, (ii) is offering the shares of common stock underlying its outstanding convertible notes and (iii) may include a 10% discount on the current price per share if a minimum of $500,000 is invested. We further note that it appears the shares
         are being sold at different prices at the same time or    at other
than a fixed price,    which is
         not permitted under Regulation A, and that you are not eligible to conduct a delayed primary offering on Form 1-A. Please provide us with detailed analysis as to why you believe this offering is permissible under Rule 251(d)(3)(i) and (ii) of Regulation
         A.
7. It appears that you issued the notes in a private transaction and are attempting to issue the shares underlying the notes via this offering statement. Please provide your analysis of how completing the transaction in this manner is consistent with
Section 5 of the
         Securities Act.
       If a participant in your offering is required to clear its compensation arrangements with
FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Stone Douglass
GeoSolar Technologies, Inc.
October 5, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameStone Douglass
                                                          Division of
Corporation Finance
Comapany NameGeoSolar Technologies, Inc.
                                                          Office of
Manufacturing
October 5, 2022 Page 3
cc:       William T. Hart
FirstName LastName